Exhibit 99.1

SUPPLEMENTAL Submission Pursuant to Item 16I(a) of Form 20-F

Deswell Industries, Inc. (“Company,” “our,” “us,” or “we”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F. On August 29, 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the Holding Foreign Companies Accountable Act (the “HFCAA”) as having filed audit reports issued by a registered public accounting firm that could not be inspected or investigated completely by the Public Account Oversight Board (“PCAOB”) in connection with the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. Our auditor, BDO China Shu Lun Pan Certified Public Accountants LLP, a registered public accounting firm that the PCAOB previously determined it was unable to inspect or investigate completely, issued the audit report for us for our fiscal year ended March 31, 2022.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Based on an examination of the Company’s register of shareholders and public filings made by its officers, directors and shareholders, to the Company’s knowledge, no shareholder other than (a) the family of Richard Pui Hon Lau and (b) Chin Pang Li owns more than 5% of the Company’s outstanding common shares. As of June 30, 2023, the family of Richard Pui Hon Lau, the Company’s prior Chairman of the Board of Directors until his passing on June 12, 2023, beneficially owned approximately 61.7% of the Company’s outstanding common shares, and Chin Pang Li, a long-time member and current Chairman of the Board of Directors owned approximately 10.1% of the Company’s outstanding common shares. The outstanding shares beneficially owned by Mr. Li include options to purchase 200,000 shares granted to Mr. Li under the Company’s stock option plan. Further, based on our knowledge and representations by such persons, neither Mr. Li nor the family of Richard Pui Hon Lau is a representative of any government entity in the People’s Republic of China.

As of June 30, 2023, the directors and executive officers of the Company were as follows: (a) Edward So Kin Chung, Chief Executive Officer; (b) Chin Pang Li, Executive Director of Manufacturing and Administration for Plastic Operations and Chairman of the Board of Directors; (c) Hung-Hum Leung, Non-Executive Director and Member of Audit Committee; (d) Allen Yau-Nam Cham, Non-Executive Director and Chairman of Audit Committee; (e) Wing-Ki Hui, Non-Executive Director and Member of Audit Committee; (f) Herman Wong Chi Wah, Chief Financial Officer; and (g) Ben Poon Yiu Sing, Interim Director and General Manager of Jetcrown Industrial (Dongguan) Limited. Based on our knowledge and representations by the foregoing persons, none of the foregoing persons are representatives of any government entity in the People’s Republic of China.

Further, the Company is not aware of any government entity in China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Based on the above, the Company is not owned or controlled by a government entity in China.

Date: September 28, 2023

/s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer